                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                  For THE FOURTH QUARTER AND FISCAL YEAR 2000
------------------------------------------------------------------------------
                               QUEBECOR WORLD INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
------------------------------------------------------------------------------
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F    X
         ---                                                             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No    X
    ---                                 -----

                                  Press Release
                                       and
                             Supplemental Disclosure
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1.       Press Release dated February 6, 2001

2.       Supplemental Disclosure for the fourth quarter and year ended
         December 31, 2000

FEBRUARY 6, 2001

FOR IMMEDIATE RELEASE

                   QUEBECOR WORLD ANNOUNCES RECORD RESULTS FOR
                       FOURTH QUARTER AND FISCAL YEAR 2000
                                  AND GENERATES
                         $747 MILLION IN FREE CASH FLOW


MONTREAL, CANADA - Quebecor World Inc. is pleased to announce its fourth quarter and year-end results. The Company's successful integration of the World Color acquisition along with its focus on improving economies of scale and operating efficiencies, have resulted in record results for both the fourth quarter of 2000 and the fiscal year. The operating performance also generated free cash flow of $747 million, an all-time high.

For the fourth quarter ended December 31, 2000 net income before special charges improved 28% to reach $104.4 million, or $0.70 per share, compared with $81.4 million, or $0.58 per share, for the fourth quarter of 1999. The quarter to quarter results are fully comparable for the first time, because the fourth quarter of 1999 includes three months of World Color results.

"We exceeded all our commitments," said Charles G. Cavell, President and Chief Executive Officer of Quebecor World. "These results demonstrate the strength of this industry and the true power of our company within it. What we've been able to accomplish this year, married with the still significant opportunities for greater internal efficiencies and the increasing demand for printed products in all our businesses makes me even more optimistic about our future growth."

                       RESULTS FOR YEAR ENDED DECEMBER 31


(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)                                      Change
                                                                        2000(1)          vs. 99        1999(1)
                                                                   ---------------- ------------- -------------

Revenues                                                                  $6,521.1      +32%          $4,952.5

Operating income                                                             724.8      +53%             472.5

Net income                                                                   293.4      +43%             204.5

Earnings per share                                                           $1.93      +25%             $1.55

Free cash flow from operations                                               747.3      +35%             552.6


(1) BEFORE RESTRUCTURING AND OTHER CHARGES

At year-end, Quebecor World had achieved a debt-to-capitalization ratio of 47:53, compared to a peak of over 62:38 at the time of the World Color acquisition. During the year, the Company focused the majority of its free cash flow from operations, approximately $600 million, on paying down the acquisition debt.

FOR IMMEDIATE RELEASE


"This fiscal year was our first following the World Color acquisition. We have successfully integrated two industry leaders. Our strategy of creating larger more specialized facilities geographically located to optimize distribution has paid off. The resulting platform is so efficient we have increased our synergies and cost savings target to almost $110 million to be fully realized next year," said Mr. Cavell. "This new level of achievement allows us to focus on the exploration of new opportunities for growth across our entire platform. With our strong balance sheet and the exceptional free cash flow performance of the corporation we are actively accessing accretive acquisitions in all three continents in which we operate."

Quebecor World achieved these results even though energy prices increased dramatically and foreign currency translation impacted both revenues and operating income.

These factors were particularly true for our European operations where a weak Euro and the costs related to equipment movement have overshadowed an improving performance in challenging market conditions.

Several refinancing initiatives were taken throughout the year, the total proceeds of which were also used to repay acquisition debt.

As of year-end, the Company had repurchased 1,751,508 Subordinate Voting Shares for cancellation under its Normal Course Issuer Bid. Proceeds from the sale of non-core businesses and assets made redundant as a result of the consolidation of the manufacturing platform amounted to CDN$145 million. This was the source of the funding for the stock buyback. The total cash cost was CDN$59 million, with an average cash cost per share of CDN$33.81. The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

The Board of Directors declared a dividend of (US$0.10) per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of (CDN$0.3125) per share on Series 2 Preferred Shares. The two dividends are payable on March 1, 2001 to shareholders of record at the close of business on February 14, 2001.

QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON FEBRUARY 7, 2001

Quebecor World will review fourth quarter and year-end financial results during its quarterly investor conference call on Wednesday, February 7, 2001, at 8:00 a.m. EST.

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:http://www.quebecorworld.com/htmen/20_0/20_1inv_8.htm or at:
http://www.ir-live.com/en/shows/quebecor_world/events/2001.02.07/?webcast_id=105

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

FOR IMMEDIATE RELEASE


Anyone unable to attend this conference call may listen to a replay by phoning (416) 695-5800 or (800) 408-3053 password 669961. This will be available from February 7 to February 21, 2001.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor World
(514) 877-5317
(800) 567-7070

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS


Periods ended December 31
(In millions of US dollars, except per share data)

                                                           Three months                              Twelve months
-----------------------------------------------------------------------------------------------------------------------------------
                                              2000          1999          Change         2000         1999             Change
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS
Revenues                                      1,707.8       1,840.6       (7) %          6,521.1      4,952.5          32 %
Operating income before amortization*           295.6         300.1       (1) %          1,069.9        758.5          41 %
Operating income*                               216.5         203.4         6 %            724.8        472.5          53 %
Net income                                      106.3        (45.6)                        295.4         77.5         281 %
Cash provided from operating activities         610.8         273.8       123 %            917.8        710.1          29 %
Free cash flow from operations**                541.3         208.7       159 %            747.3        552.6          35 %
Operating margin before amortization*            17.3 %        16.3 %                       16.4 %       15.3 %
Operating margin*                                12.7 %        11.0 %                       11.1 %        9.5 %
-----------------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
REVENUES
    United States                             1,150.6       1,243.4        (7) %         4,475.5      2,938.4          52 %
    Canada                                      289.2         279.7         3  %         1,049.8        972.4           8 %
    Europe                                      236.3         284.6       (17) %           890.4        944.9          (6) %
    Latin America                                33.6          29.6        14  %           112.0         95.8          17 %

OPERATING INCOME
    United States                               153.9         138.6        11  %           518.2        289.3          79 %
    Canada                                       33.2          28.0        19  %           109.8         95.5          15 %
    Europe                                       18.8          25.9       (27) %            61.0         68.1         (10) %
    Latin America                                 2.9           2.4        21  %             6.5          7.6         (14) %

OPERATING MARGINS
    United States                                13.4 %        11.1 %                       11.6 %        9.8 %
    Canada                                       11.5 %        10.0 %                       10.5 %        9.8 %
    Europe                                        8.0 %         9.1 %                        6.9 %        7.2 %
    Latin America                                 8.6 %         8.2 %                        5.8 %        7.9 %
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Cash earnings***                             $   0.78      $   0.69        13 %           $ 2.34     $   1.80          30 %
Net income                                   $   0.71      $  (0.43)                      $ 1.94     $   0.54         259 %
Dividends                                    $   0.10      $   0.07        43 %           $ 0.33     $   0.28          18 %
Book value                                                                                $15.47     $  14.26
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                                                            (66.5)        72.5
Total assets                                                                             6,484.7      6,873.1
Long-term debt (including convertible notes)                                             2,208.7      2,839.9
Shareholders' equity                                                                     2,473.9      2,318.4
Debt-to-capitalization                                                                     47:53        55:45
-----------------------------------------------------------------------------------------------------------------------------------

*   Before restructuring and other charges.

** Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

*** Earnings per share before goodwill amortization and restructuring and other charges.

CONSOLIDATED STATEMENTS OF INCOME

Periods ended December 31
(In thousands of US dollars, except for earnings per share amounts)



                                                                THREE MONTHS                   TWELVE MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                              2000            1999            2000           1999
--------------------------------------------------------------------------------------------------------------------
                                                                                            (AUDITED)      (Audited)



REVENUES                                                    $   1,707,819  $  1,840,556  $  6,521,077   $  4,952,537

Operating expenses:
     Cost of sales                                              1,294,629     1,432,833     4,991,717      3,846,183
     Selling, general and administrative                          117,604       107,666       459,478        347,893
     Amortization of fixed assets and deferred charges             79,065        96,682       345,079        285,992
--------------------------------------------------------------------------------------------------------------------
                                                                1,491,298     1,637,181      5,796,274     4,480,068
--------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                  216,521       203,375       724,803        472,469

Restructuring and other charges                                    (2,729)      180,000        (2,729)       180,000
--------------------------------------------------------------------------------------------------------------------

OPERATING INCOME AFTER RESTRUCTURING AND OTHER CHARGES            219,250        23,375       727,532        292,469

Financial expenses                                                 56,398        60,930       231,464        122,177
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        162,852       (37,555)      496,068        170,292

Income taxes:
     Current                                                        5,315        23,894        45,920         57,019
     Future                                                        37,939       (34,566)       91,815         (8,663)
--------------------------------------------------------------------------------------------------------------------
                                                                   43,254       (10,672)       137,735        48,356
--------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                            119,598       (26,883)      358,333        121,936

Non-controlling interest                                              737         2,728         2,353         12,701
--------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                           118,861       (29,611)      355,980        109,235

Goodwill amortization                                              12,510        16,032        60,549         31,770
--------------------------------------------------------------------------------------------------------------------

NET INCOME                                                  $     106,351  $    (45,643) $    295,431   $     77,465

Net income available to holders of preferred shares                 2,458         2,548        10,104         10,092
--------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares            $     103,893  $    (48,191) $    285,327   $     67,373
--------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                          $        0.71  $     (0.43)  $       1.94   $       0.54

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION             $        0.79  $     (0.32)  $       2.35   $       0.79
--------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
     (in thousands)                                               144,933       144,288       147,041        125,393
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended December 31
(In thousands of US dollars)
(Audited)


                                                                                            TWELVE  MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                                                           2000               1999
--------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
     Net income                                                                   $       295,431    $        77,465
     Non-cash items in net income:
         Amortization of fixed assets                                                     325,296            269,746
         Amortization of goodwill and deferred charges                                     80,332             48,016
         Amortization of deferred financing costs                                           8,292              1,642
         Non-cash portion of restructuring and other charges                               (7,031)           111,312
         Future income taxes                                                               91,815             (8,663)
         Other                                                                             (8,427)             8,425

     Changes in non-cash balances related to operations:
         Trade receivables                                                                128,602            175,804
         Inventories                                                                        8,791             34,160
         Trade payables and accrued liabilities                                            18,619            (44,868)
         Other current assets and liabilities                                             (48,661)            32,988
         Other non-current assets and liabilities                                          24,742              4,115
--------------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                                              917,801            710,142

FINANCING ACTIVITIES
     Net change in bank indebtedness                                                       (2,139)           (13,671)
     Net proceeds from issuance of capital stock                                            2,909            153,907
     Shares repurchased under a Normal Course Issuer Bid                                  (41,595)                -
     Net issuance (repayments) of long-term debt                                         (607,813)           240,787
     Dividends on equity shares                                                           (48,500)           (35,253)
     Dividends on preferred shares                                                        (10,031)           (10,164)
     Dividends to non-controlling interest                                                    (36)              (761)
--------------------------------------------------------------------------------------------------------------------
     Cash provided (used) by financing activities                                        (707,205)           334,845

INVESTING ACTIVITIES
     Business acquisitions, net of cash and cash equivalents                               (5,344)          (923,250)
     Net proceeds from disposal of non-core business and investment                        57,330             21,911
     Additions to fixed assets                                                           (242,185)          (194,708)
     Investment in an affiliated company                                                  (13,450)                -
     Net proceeds from disposal of other assets                                            24,379             25,532
--------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                                   (179,270)        (1,070,515)

Effect of exchange rate changes on cash and cash equivalents                               17,793             28,832
--------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                                  49,119              3,304

Cash and cash equivalents, beginning of period                                              3,613                309
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                          $        52,732    $         3,613
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

December 31
(In thousands of US dollars)
(Audited)



--------------------------------------------------------------------------------------------------------------------
                                                                                             2000               1999
--------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
     Cash and cash equivalents                                                     $       52,732    $         3,613
     Trade receivables                                                                    587,095            743,305
     Inventories                                                                          461,340            486,228
     Future income taxes                                                                   58,083             36,385
     Prepaid expenses                                                                      26,024             27,831
--------------------------------------------------------------------------------------------------------------------
                                                                                        1,185,274          1,297,362

Fixed assets, net of accumulated amortization of $1,262,281
     and $1,180,316 respectively                                                        2,682,983          2,895,307
Goodwill                                                                                2,459,510          2,526,707
Other assets                                                                              156,893            153,752
--------------------------------------------------------------------------------------------------------------------
                                                                                   $    6,484,660    $     6,873,128
--------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                                             $        3,129    $         5,646
     Trade payables and accrued liabilities                                             1,155,457          1,103,171
     Income and other taxes                                                                 6,011             38,751
     Current portion of long-term debt and convertible debentures                          87,212             77,260
--------------------------------------------------------------------------------------------------------------------
                                                                                        1,251,809          1,224,828

Long-term debt                                                                          2,015,554          2,582,911
Other liabilities                                                                         290,788            290,203
Future income taxes                                                                       326,137            255,000
Convertible debentures                                                                    105,936            179,752
Non-controlling interest                                                                   20,556             22,002

Shareholders' equity:
     Capital stock                                                                      1,631,241          1,653,846
     Contributed surplus                                                                   88,737             88,737
     Other paid-in capital                                                                 15,849             20,831
     Retained earnings                                                                    870,272            650,155
     Translation adjustment                                                              (132,219)           (95,137)
--------------------------------------------------------------------------------------------------------------------
                                                                                        2,473,880          2,318,432
--------------------------------------------------------------------------------------------------------------------
                                                                                   $    6,484,660    $     6,873,128
--------------------------------------------------------------------------------------------------------------------


                                    [LOGO]
                              QUEBECOR WORLD INC.
                            SUPPLEMENTAL DISCLOSURE


                             FOR THE FOURTH QUARTER
                                      AND
                          YEAR ENDED DECEMBER 31, 2000

                            PRIVATE AND CONFIDENTIAL

                     FOR PUBLIC RELEASE ON FEBRUARY 6, 2001

      http://www.quebecorworld.com/htmen/20_0/pdf/Q4-Suppl.Disclosure.pdf

QUEBECOR WORLD
-------------------------------------------------------------------------------
FOURTH QUARTER AND FULL YEAR 2000


                                                                         Page
1.  HIGHLIGHTS                                                             1
-------------------------------------------------------------------------------
2.  RECENT DEVELOPMENTS                                                    7
-------------------------------------------------------------------------------
3.  PROGRESS REPORT: INTEGRATION OF OPERATIONS                             9
-------------------------------------------------------------------------------
4.  MANAGEMENT APPOINTMENTS                                               11
-------------------------------------------------------------------------------
5.  CORPORATE FINANCE                                                     12
-------------------------------------------------------------------------------
6.  CONSOLIDATED RESULTS OF OPERATIONS                                    14
-------------------------------------------------------------------------------
7.  SEGMENTED RESULTS OF OPERATIONS                                       16
-------------------------------------------------------------------------------
8.  BREAKDOWN OF REVENUES                                                 21
-------------------------------------------------------------------------------
9.  CONSENSUS EARNINGS                                                    22
-------------------------------------------------------------------------------
10. MARGIN MOMENTUM                                                       23
-------------------------------------------------------------------------------
11. FINANCIAL CONDITION                                                   26
-------------------------------------------------------------------------------



CERTAIN INFORMATION INCLUDED IN THIS DOCUMENT IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISK AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE IMPACT OF TECHNOLOGICAL AND MARKET CHANGE; THE ABILITY OF QUEBECOR WORLD INC. TO INTEGRATE THE OPERATIONS OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES, INCLUDING INTEREST RATE AND CURRENCY EXCHANGE FLUCTUATIONS; AND THE IMPACT OF CONSOLIDATION IN THE PRINTING INDUSTRY.

ALL DOLLAR AMOUNTS IN US DOLLARS UNLESS OTHERWISE NOTED.

1. HIGHLIGHTS
-------------------------------------------------------------------------------
FOURTH QUARTER 2000


RECORD RESULTS: Quebecor World's successful integration of the World Color acquisition, combined with management's focus on improving margins and return on capital employed, have resulted in record results for both the fourth quarter and year ended December 31, 2000.

REVENUES: Revenues for the quarter were $1.7 billion compared with $1.8 billion in 1999, largely due to weaker foreign currencies and the divestiture of BABN and our CD-ROM replication business.

NET INCOME: Net income before special charges was $104.4 million, a 28% increase over $81.4 million last year.

OPERATING INCOME: Operating income for the quarter before special charges increased 6% to reach $216.5 million, compared with $203.4 million for the corresponding period last year. On the same basis, the operating income margin for the quarter improved from 11.0% in 1999 to 12.7% in 2000.

EARNINGS PER SHARE: For the three-month period ended December 31, 2000, earnings per share before restructuring and other charges were $0.70, an increase of 21% from $0.58 in 1999.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
FULL YEAR 2000

REVENUES:  Revenues were $6.5 billion, a 32% increase over $5.0 billion in 1999.

NET INCOME: Net income before special charges for the year ended December 31, 2000 increased 43% to reach $293.4 million from $204.5 million in 1999.

EBITDA: EBITDA before restructuring and other charges reached $1,070 million, a 41% increase over $758.5 million for 1999.

OPERATING INCOME:  Operating income before special charges for the period ended
   December 31, 2000 improved 53% to reach $724.8 million, compared with $472.5 million in 1999.

OPERATING INCOME MARGIN: The operating income margin for 2000 increased to 11.1% compared with 9.5% in 1999.

EARNINGS PER SHARE: Earnings per share before restructuring and other charges were $1.93, a 25% increase over $1.55 for 1999. On the same basis, cash earnings per share totalled $2.34, compared with $1.80 for the corresponding period of 1999, an improvement of 30%.

FREE CASH FLOW: Free cash flow from operations reached $747.3 million for the year 2000, a 35% improvement over 1999. Management's focus on repaying debt arising from the acquisition of World Color has resulted in a significant improvement in the capital structure. Long-term debt was $2,209 million at December 31, 2000 compared with $2,840 million in 1999, a reduction of more than $630 million. During the 16 month period from August, 1999 to December, 2000, Quebecor World repaid or refinanced approximately $1 billion of bank borrowings incurred as a result of the merger. The debt to capitalization ratio improved from 55:45 at December 31, 1999 to 47:53 for the year 2000.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
IMPACT OF WEAKER FOREIGN CURRENCIES AND OTHER FACTORS
(IN $ MILLIONS)


---------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOURTH QUARTER       YEAR       EPS IMPACT
                                                                                                       2000       (PRE-TAX)
---------------------------------------------------------------------------------------------------------------------------------

IMPACT ON REVENUES
                                         Weaker foreign currencies                      (71)          (172)
                                         Contribution from non-core business            (29)           (67)
                                         Equipment out of production                    (55)          (155)
                                         53rd week in 1999 for World Color              (30)           (30)
                                         TOTAL                                       ($ 185)        ($ 424)
----------------------------------------------------------------------------------------------------------------------------------
IMPACT ON OPERATING INCOME               Weaker foreign currencies                       (8)           (15)         (0.10)
                                         Contribution from non-core business             (4)            (9)         (0.06)
                                         Gain on disposal of non-core business                          12           0.08
                                         Non-operating expenses                                        (11)         (0.07)
                                         TOTAL                                        ($ 12)         ($ 23)       ($ 0.15)
----------------------------------------------------------------------------------------------------------------------------------

IMPACT ON FINANCIAL EXPENSES             Increase in short term interest rates       ($ 1.1)         ($ 5.7)      ($ 0.04)
----------------------------------------------------------------------------------------------------------------------------------

TOTAL IMPACT ON E.P.S.                                                                                            ($ 0.19)
----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
BALANCE SHEET RENEWAL


                             Debt to capitalization Ratios

                                      [GRAPHICS]


1992 - Q1                              IPO                               55%
1992 - Q2                                                                44%
1992 - Q3                                                                45%
1992 - Q4                                                                43%
1993 - Q1                                                                42%
1993 - Q2                                                                37%
1993 - Q3                                                                39%
1993 - Q4                                                                38%
1994 - Q1                                                                37%
1994 - Q2                                                                37%
1994 - Q3              Arcata Corp. Acquisition (US$181M)                50%
1994 - Q4                                                                50%
1995 - Q1              Jean Didier Acquisition (US$337M)                 61%
1995 - Q2                                                                60%
1995 - Q3                                                                60%
1995 - Q4              Common Shares Issuance (US$260M)                  47%
1996 - Q1                                                                46%
1996 - Q2                                                                44%
1996 - Q3                                                                44%
1996 - Q4                                                                43%
1997 - Q1              AmerSign Graphics Acquisition (US$116M)           48%
1997 - Q2                                                                48%
1997 - Q3                                                                49%
1997 - Q4              Preferred Shared Issuance (US$213M)               42%
1998 - Q1                                                                43%
1998 - Q2                                                                42%
1998 - Q3              TINA Acquisition (US$272M)                        47%
1998 - Q4                                                                44%
1999 - Q1                                                                44%
1999 - Q2              Common Shares Issuance (US$159M)                  37%
1999 - Q3              World Color Press Acquisition (US$2.7B)           59%
1999 - Q4              Common Shares Issuance (US$591M)                  55%
                       Year End 1999                                     55%
2000 - Q1                                                                54%
2000 - Q2                                                                53%
2000 - Q3                                                                51%
2000 - Q4              Year End 2000                                     47%



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
DEBT PROFILE


                                   Debt Profile
                             as at September 30, 1999


Other Debt and Capital Leases                              10%

Convertible Debentures                                      7%

Commercial Paper                                            5%

US Public & Private Debentures                             31%

Bank Lines                                                 47%



                                       Debt Profile
                                   as at December 31, 2000


Other Debt and Capital Leases                               6%

Convertible Debentures                                      7%

Commercial Paper                                           10%

US Public & Private Debentures                             56%

Bank Lines                                                 21%



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
FINANCIAL OBJECTIVES AND PERFORMANCE


      FINANCIAL OBJECTIVES                      1998                     2000                 2001
        AND PERFORMANCE                     (PRE-MERGER)
                                 --------------------------------------------------------------------
                                               ACTUAL          OBJECTIVE       ACTUAL      OBJECTIVE

-----------------------------------------------------------------------------------------------------
Revenues ($ Millions)                    3,808                   -             6,521        -
-----------------------------------------------------------------------------------------------------
Free Cash Flow ($ Millions)                125                  450              747(2)    500
-----------------------------------------------------------------------------------------------------
Capital Expenditures ($ Millions)          312                  250              242       250
-----------------------------------------------------------------------------------------------------
Merger Synergies ($ Millions)(1)            -                    50               60        90
-----------------------------------------------------------------------------------------------------
Operating Income Margin (%)                8.3%                11.0%            11.1%     11.5%
-----------------------------------------------------------------------------------------------------
EPS Growth (%)                              15%                  15%              25%       15%
------------------------------------------------------------------------------------------------------
Debt to Capitalization Ratio (%)            44%                  50%              47%       45%
------------------------------------------------------------------------------------------------------


(1) AT THE TIME OF THE MERGER IN AUGUST, 1999 THE COMPANY SET AN OBJECTIVE OF $50 MILLION IN SYNERGIES AND COST SAVINGS, TO BE REALIZED BY THE YEAR 2002. THIS OBJECTIVE WAS SUBSEQUENTLY INCREASED TO $100 MILLION, TO BE REALIZED PROGRESSIVELY ($50 MILLION IN 2000, $75 MILLION IN 2001 AND $100 MILLION IN
     2002). MANAGEMENT HAS SURPASSED ITS REVISED OBJECTIVES FOR 2000 WITH $60 MILLION IN SYNERGIES BEING REALIZED, AND IS CONFIDENT IN NOW INCREASING ITS TARGET FOR REALIZED SYNERGIES TO $90 MILLION IN 2001 AND $110 MILLION IN 2002.

(2)   INCLUDES NET PROCEEDS FROM SALE OF NON-CORE BUSINESSES AND INVESTMENTS.


-------------------------------------------------------------------------------

2. RECENT DEVELOPMENTS
--------------------------------------------------------------------------------
BRAZILIAN EXPANSION


QUEBECOR WORLD SIGNS $140 MILLION BRAZILIAN DIRECTORY CONTRACT WITH LISTEL

Quebecor World signed in November, 2000 a 10-year agreement with Listas Telefonicas S.A. (Listel), Brazil's leading publisher of telephone directories. Listel is a subsidiary of BellSouth Corporation (NYSE:BLS), a $26 billion communications services company and one of the largest publishers of telephone directories in the U.S.

This agreement will allow us to expand our new greenfield facility in Brazil's fourth largest city, Recife. The directories will serve more than 100 million people in 152 regions and cities across the country. In all, Quebecor World will print more than 11.8 billion directory pages a year for Listel. The projected value of the agreement over 10 years exceeds US$ 140 million, excluding paper.

Under the agreement, Quebecor World will print the directories in the new Recife facility as well as in its existing facility in Lima, Peru. In September, Quebecor World announced it was building the Recife plant after signing a 10-year, US$ 170 million agreement with Editora Abril S.A., the country's leading publisher of consumer magazines. Now the Recife plant will be significantly expanded, as the Listel contract will double the amount of production.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
GEORGE RICE & SONS


QUEBECOR WORLD ANNOUNCES MAJOR WEB PRESS PURCHASE FOR GEORGE RICE & SONS

Quebecor World's Commercial Group announced in October the purchase of a major new heatset web offset press for its QW George Rice & Sons facility in Los Angeles, California. More specifically, the press is a 57" sheetfed Heidelberg M-2000 Gapless Web press with eight-color, two-sided inline UV coating and in-line folding capabilities.

The M-2000 press will serve the high-end segment of the commercial printing market, in which George Rice & Sons has been a long-time leader. The press is scheduled for customer projects in February, 2001, based on installation that started in November, 2000 and on which rigorous print testing was conducted during January, 2001.
-------------------------------------------------------------------------------

3. PROGRESS REPORT
------------------------------------------------------------------------------
INTEGRATION OF OPERATIONS


The year 2000 was the first full year following the World Color Merger. Realized cost savings and synergies amounted to approximately $60 million in 2000. Management is confident in increasing its objective for cost savings to be realized in 2001 to $90 million, and in 2002 to $110 million, compared with its initial objective of $50 million established at the time of the merger in August, 1999.


---------------------------------------------------------------------------------------------------------------------------------

KEY PROJECTS                      STATUS

---------------------------------------------------------------------------------------------------------------------------------
Corporate services integration    Completed.
---------------------------------------------------------------------------------------------------------------------------------
Sales force integration           Completed.
---------------------------------------------------------------------------------------------------------------------------------
Digital services                  Completed.
---------------------------------------------------------------------------------------------------------------------------------
San Jose                          Closed in December, 1999 and equipment transfer completed.
---------------------------------------------------------------------------------------------------------------------------------
Sherwood                          Production transferred effective January 31, 2000.
---------------------------------------------------------------------------------------------------------------------------------
Houston                           Closed effective January 31, 2000.
---------------------------------------------------------------------------------------------------------------------------------
Nashville                         Closed effective March 31,  2000.
---------------------------------------------------------------------------------------------------------------------------------
St-Paul                           Closed effective April 10, 2000.
---------------------------------------------------------------------------------------------------------------------------------
Vermont                           Closed effective July 31, 2000.
---------------------------------------------------------------------------------------------------------------------------------
Dresden                           Transfer of Mass Market Book production to Buffalo effective Dec 31, 2000.
---------------------------------------------------------------------------------------------------------------------------------
Pawtucket                         Integration of three plants underway.
---------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CASH RESTRUCTURING COSTS AND CAPITAL INVESTMENT


CASH RESTRUCTURING COSTS

As a result of the restructuring plan adopted in 1999, the Company has incurred to date $76 million of cash restructuring costs, $22 million of which was incurred during the fourth quarter of 2000.


CAPITAL INVESTMENT

During the year ended December 31, 2000, the Company invested $242 million in capital spending, which is less than its stated target of $250 million. Capital investments relating to the restructuring plan were $66 million, in line with expectations. Expenditures relating to maintenance and environmental compliance were $55 million, while the balance of $121 million was allocated to growth capital to support customer requirements and to provide incremental manufacturing capacity.


-------------------------------------------------------------------------------

4. MANAGEMENT APPOINTMENTS
-------------------------------------------------------------------------------
QUEBECOR WORLD


MICHAEL OSESEK was appointed Senior Vice President, Group Manufacturing for the Magazine/Catalog Group of Quebecor World. Based in Franklin, Ky., Mr. Osesek will be responsible for managing the business unit's gravure platform. Mr. Osesek joins our company after spending the last 26 years with R.R. Donnelley & Sons. His main objective is to standardize gravure processes and practices, providing for consistent performance and improved throughput of the Company's Magazine/catalog platform.



-------------------------------------------------------------------------------

5. CORPORATE FINANCE
-------------------------------------------------------------------------------
BANK BORROWINGS

[GRAPHICS]
                                                                  (IN US$M)
Committed credit limit at time of acquisition                      2 250
1B$ Core IQW Credit Line
       Aug 28, 99                                                    652
       Sep 25, 99                                                    525
       Dec 31, 99                                                    432
       Mar 31, 99                                                    499
       June 30, 00                                                   499
       Sep 30, 00                                                    476
       Dec 31, 00                                                    439

Commercial Paper
       Aug 28, 99                                                    158
       Sep 25, 99                                                    158
       Dec 31, 99                                                    229
       Mar 31, 00                                                    244
       June 30, 00                                                   224
       Sep 30, 00                                                    249
       Dec 31, 00                                                    223

Acquisition Line - Revolver
       Aug 28, 99                                                    250
       Sep 25, 99                                                    250
       Dec 31, 99                                                    275
       Mar 31, 00                                                    180
       June 30, 00                                                   165
       Sep 30, 00                                                    405
       Dec 31, 00                                                    125

Acquisition Line - Term Loan
       Aug 28, 99                                                    650
       Sep 25, 99                                                    650
       Dec 31, 99                                                    650
       Mar 31, 00                                                    500
       June 30, 00                                                   500
       Sep 30, 00                                                     -
       Dec 31, 00                                                     -


During the 16 months since the World Color merger, the Company has reduced bank borrowings by approximately $1 billion. This has been achieved by rigorously applying free cash flow to bank debt repayment, combined with a successful refinancing program in the U.S. debt markets.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NORMAL COURSE ISSUER BID


At December 31, 2000, Quebecor World had repurchased for cancellation a total of 1,751,508 shares under its Normal Course Issuer Bid. The total cash cost of approximately $59 million CDN ($41 million US) net of premium on puts sold, represents an average cost per share of $33.81 CDN ($23.75 US). The issuer bid is being funded with cash proceeds from the sale of non-core businesses and other assets made redundant as a result of the restructuring of the manufacturing platform.


---------------------------------------------------------------------------------------------------------
                                                                               SOURCES OF FUNDING FOR
                                                                              NORMAL COURSE ISSUER BID
                                                                                 (CDN DOLLAR 000'S)
---------------------------------------------------------------------------------------------------------
Proceed from disposal of non-core businesses, investments and other assets            $ 145,442
Add: Premium on puts sold                                                                 1,761
                                                                                -----------------------
TOTAL FUNDING                                                                           147,203
Less: Shares repurchased and cancelled during the year 2000                              60,982
Less: Shares repurchased for settlement and cancellation in January, 2001(1)             24,069
Less: Forward contracts for shares(2)                                                    36,938
                                                                                -----------------------
FUNDING AVAILABLE                                                                      $ 25,214
---------------------------------------------------------------------------------------------------------

(1) THE CORPORATION HAS COMMITTED TO PURCHASE FOR CANCELLATION 648,823 SHARES AT AN AVERAGE PRICE PER SHARE OF APPROXIMATELY $37.10 CDN FOR SETTLEMENT IN JANUARY, 2001.

(2) THE CORPORATION HAS COMMITTED TO PURCHASE FOR CANCELLATION 1,025,000 SHARES AT AN AVERAGE PRICE PER SHARE OF APPROXIMATELY $36.04 CDN FOR SETTLEMENT PRIOR TO APRIL, 2001


-------------------------------------------------------------------------------

6. CONSOLIDATED RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
FOURTH QUARTER


                                                                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                                   FOR THE FOURTH QUARTERS ENDED DECEMBER 31

                                                                       2000         Change        1999
(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)                    ACTUAL(1)      vs. 99      Actual(1)
                                                                     ----------    --------    -----------

Revenues                                                              $ 1,707.8       -7%       $ 1,840.6
EBITDA                                                                    295.6       -1%           300.1
Operating income                                                          216.5       +6%           203.4
Net income - cash basis                                                   116.9      +20%            97.5
Net income                                                                104.4      +28%            81.4
Earnings per share                                                    $    0.70      +21%      $     0.58
Earnings per share - cash basis                                            0.78      +13%            0.69
EBITDA  margin                                                            17.3%                     16.3%
Operating margin                                                          12.7%                     11.0%


(1) BEFORE RESTRUCTURING AND OTHER CHARGES (REVERSAL) OF ($ 2.7M) OR ($ 2.0M) AFTER TAX IN 2000 AND $ 180M OR $ 127.1M AFTER TAX IN 1999.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
FULL YEAR 2000



                                                                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                                        FOR THE YEARS ENDED DECEMBER 31

                                                                    2000          Change             1999
(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)                 ACTUAL(1)       vs. 99           Actual(1)
                                                                 ----------     ----------         ---------
Revenues                                                         $ 6,521.1         +32%            $ 4,952.5
EBITDA                                                             1,069.9         +41%                758.5
Operating income(2)                                                  724.8         +53%                472.5
Net income - cash basis                                              354.0         +50%                236.3
Net income                                                           293.4         +43%                204.5
Earnings per share                                                  $ 1.93         +25%               $ 1.55
Earnings per share - cash basis                                       2.34         +30%                 1.80
EBITDA Margin                                                         16.4%                             15.3%
Operating margin                                                      11.1%                              9.5%



(1) BEFORE RESTRUCTURING AND OTHER CHARGES (REVERSAL) OF ($ 2.7M) OR ($ 2.0M) AFTER TAX IN 2000 AND $ 180M OR $ 127.1M AFTER TAX IN 1999.

(2) TAKING INTO ACCOUNT GAIN ON DISPOSAL OF NON-CORE BUSINESSES OF $ 11.7M AND NON-OPERATING EXPENSES RELATED TO PLANT SHUTDOWN, EQUIPMENT RELOCATION AND INSTALLATION OF $ 10.4M.
-------------------------------------------------------------------------------

7. SEGMENTED RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
UNITED STATES


-------------------------------------------------------------------------------------------------------------
UNITED STATES                                                       FOR THE FOURTH QUARTERS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                        2000         Change          1999
(IN $ MILLIONS EXCEPT MARGINS)                                         ACTUAL        vs. 99         Actual
-------------------------------------------------------------------------------------------------------------
Revenues(1)                                                         $ 1,150.6         -7%          $ 1,243.4
EBITDA                                                                  208.7         +1%              207.6
Operating income                                                        153.9        +11%              138.5
EBITDA margin                                                            18.1%                          16.7%
Operating margin                                                         13.4%                          11.1%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
UNITED STATES                                                             FOR THE YEARS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                        2000         Change          1999
(IN $ MILLIONS EXCEPT MARGINS)                                         ACTUAL        vs. 99         Actual
-------------------------------------------------------------------------------------------------------------
Revenues(1)                                                          $ 4,475.5        +52%         $ 2,938.4
EBITDA                                                                   759.8        +62%             468.7
Operating income                                                         518.2        +79%             289.3
EBITDA margin                                                             17.0%                         16.0%
Operating margin                                                          11.6%                          9.8%
-------------------------------------------------------------------------------------------------------------

(1) CD-ROM REPLICATION BUSINESS (SOLD IN Q3, 2000) HAD REVENUES OF $ 25M FOR Q4'99 AND $ 86M FOR YEAR 1999 ($ 43M FOR YEAR 2000).

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CANADA


-------------------------------------------------------------------------------------------------------------
CANADA                                                            FOR THE FOURTH QUARTERS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                       2000          Change          1999
(IN $ MILLIONS EXCEPT MARGINS)                                        ACTUAL         vs. 99         Actual
-------------------------------------------------------------------------------------------------------------
Revenues(1)                                                          $ 289.2           +3%          $ 279.7
EBITDA                                                                  44.4          +10%             40.2
Operating income                                                        33.2          +19%             27.9
EBITDA margin                                                           15.4%                          14.4%
Operating margin                                                        11.5%                          10.0%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
CANADA                                                                    FOR THE YEARS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                         2000          Change         1999
                                                                        ACTUAL         vs. 99        Actual
-------------------------------------------------------------------------------------------------------------
Revenues(1)                                                           $ 1,049.8          +8%        $ 972.4
EBITDA                                                                    157.2         +11%          141.5
Operating income                                                          109.8         +15%           95.5
EBITDA margin                                                              15.0%                       14.6%
Operating margin                                                           10.5%                        9.8%
-------------------------------------------------------------------------------------------------------------

(1) BABN (SOLD IN Q4, 1999) HAD REVENUES OF $ 4M FOR Q4'99 AND
    $ 28M FOR YEAR 1999.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
EUROPE (IN US$)

-------------------------------------------------------------------------------------------------------------
EUROPE (US$)                                                       FOR THE FOURTH QUARTERS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                       2000          Change          1999
(IN $ MILLIONS EXCEPT MARGINS)                                        ACTUAL         vs. 99         Actual
-------------------------------------------------------------------------------------------------------------
Revenues                                                             $ 236.3          -17%         $ 284.6
EBITDA - as reported(1)                                                 30.4          -23%            39.3
Operating income - as reported(1)                                       18.8          -28%            26.0
EBITDA margin                                                           12.9%                         13.8%
Operating margin                                                         8.0%                          9.1%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
EUROPE (US$)                                                              FOR THE YEARS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                                         2000          Change         1999
(IN $ MILLIONS EXCEPT MARGINS)                                          ACTUAL         vs. 99        Actual
-------------------------------------------------------------------------------------------------------------
Revenues                                                               $ 890.4          -6%         $ 944.9
EBITDA - as reported(1)                                                  109.9          -9%           121.2
Operating income - as reported(1)                                         61.0         -10%            68.1
EBITDA margin                                                             12.3%                        12.8%
Operating margin                                                           6.9%                         7.2%
-------------------------------------------------------------------------------------------------------------

(1) TAKING INTO ACCOUNT $ 6M OF NON-OPERATING EXPENSES RELATED TO CONSOLIDATION INITIATIVES AND REDEPLOYMENT OF ASSETS IN FULL YEAR 2000.

-------------------------------------------------------------------------------
                                                                  Page 29 of 39

-------------------------------------------------------------------------------
EUROPE (IN EURO)

--------------------------------------------------------------------------------------------------------------------------------
EUROPE (EURO)                                                                FOR THE FOURTH QUARTERS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------

(IN MILLIONS OF EURO EXCEPT MARGINS)                                 2000                     Change                   1999
                                                                    ACTUAL                    vs. 99                  Actual
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                             E 271.8                 -1%                       E 273.9
EBITDA (1)                                                              36.5                 -4%                          38.1
Operating income (1)                                                    23.1                 -8%                          25.2
EBITDA margin                                                           13.4%                                             13.9%
Operating margin                                                         8.5%                                              9.2%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
EUROPE (EURO)                                                                       FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EURO EXCEPT MARGINS)                                  2000                     Change                   1999
                                                                     ACTUAL                    vs. 99                  Actual
--------------------------------------------------------------------------------------------------------------------------------

Revenues                                                             E 966.7                 +8%                       E 894.2
EBITDA (1)                                                             124.6                 +7%                         116.2
Operating income (1)                                                    71.7                +10%                          65.1
EBITDA margin                                                           12.9%                                             13.0%
Operating margin                                                         7.4%                                              7.3%
--------------------------------------------------------------------------------------------------------------------------------

(1) BEFORE NON-OPERATING EXPENSES RELATED TO CONSOLIDATION INITIATIVES AND REDEPLOYMENT OF ASSETS IN 2000.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
LATIN AMERICA


--------------------------------------------------------------------------------------------------------------------------------
LATIN AMERICA (US$)                                               FOR THE FOURTH QUARTERS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                                        2000                     Change                   1999
                                                                     ACTUAL                    vs. 99                  Actual
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $ 33.6                    +14%                    $ 29.6
EBITDA                                                                  3.8                     -5%                       4.0
Operating income                                                        2.9                    +19%                       2.4
EBITDA margin                                                          11.3%                                             13.5%
Operating margin                                                        8.6%                                              8.2%
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
LATIN AMERICA (US$)                                                    FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                                        2000                     Change                   1999
                                                                     ACTUAL                    vs. 99                  Actual
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $ 112.0                   +17%                    $ 95.8
EBITDA                                                                  12.0                   -11%                      13.5
Operating income                                                         6.5                   -11%                       7.6
EBITDA margin                                                           10.7%                                            14.1%
Operating margin                                                         5.8%                                             7.9%
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

8. BREAKDOWN OF REVENUES
-------------------------------------------------------------------------------
FULL YEAR 2000


--------------------------------------------------------------------------------------------------------------------------------
BREAKDOWN OF REVENUES - CONSOLIDATED                                              FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS)                                                       2000                     Change                   1999
                                                                     ACTUAL                    vs. 99                  Actual
--------------------------------------------------------------------------------------------------------------------------------
Magazines                                                            $ 1,817.1                 +24%                    $ 1,463.9
Retail inserts                                                         1,168.1                 +12%                      1,041.5
Catalogs                                                               1,065.8                 +38%                        770.5
Specialty printing and direct mail                                       920.5                 +73%                        530.7
Books                                                                    790.8                 +25%                        634.4
Directories                                                              352.9                 +51%                        234.4
Pre-media, logistics and other value added services  (1)                 405.9                 +46%                        277.1
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                $ 6,521.1                 +32%                    $ 4,952.5
--------------------------------------------------------------------------------------------------------------------------------

(1)  INCLUDES REVENUES FROM NON-CORE BUSINESSES DIVESTED OF $ 43M AND $ 114M
   IN 2000 AND 1999 RESPECTIVELY.
-------------------------------------------------------------------------------

9. EARNINGS MOMENTUM
-------------------------------------------------------------------------------

                        DISCUSSION OF CONSENSUS EARNINGS


-----------------------------------------------------------------------------------------------------------------------------
                                                        EARNINGS PER SHARE (1)
-----------------------------------------------------------------------------------------------------------------------------
                FIRST QUARTER          SECOND QUARTER         THIRD QUARTER          FOURTH QUARTER         FULL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                  EPS      %            EPS       %           EPS        %            EPS       %            EPS        %
-----------------------------------------------------------------------------------------------------------------------------
1998            $ 0.16    +7%          $ 0.31    +15%         $ 0.38    +27%         $ 0.44    +10%         $ 1.29     +15%
1999            $ 0.18    +13%         $ 0.36    +16%         $ 0.43    +13%         $ 0.58    +32%         $ 1.55(2)  +20%
2000            $ 0.24    +33%         $ 0.41    +14%         $ 0.58    +35%         $ 0.70    +21%         $ 1.93(2)  +25%
2001 (3)        $ 0.27    +13%         $ 0.45    +10%         $ 0.68    +17%         $ 0.82    +17%         $ 2.22     +15%
-----------------------------------------------------------------------------------------------------------------------------

(1) PRIOR YEAR RESULTS HAVE BEEN RESTATED TO REFLECT CHANGES IN ACCOUNTING POLICIES RELATING TO FUTURE INCOME TAXES AND EMPLOYEE FUTURE BENEFITS.

(2) BEFORE RESTRUCTURING AND OTHER CHARGES.

(3) ESTIMATED QUARTERLY DISTRIBUTION OF FIRSTCALL CONSENSUS EPS OF
    $2.22 PER SHARE.
-------------------------------------------------------------------------------

10. MARGIN MOMENTUM
-------------------------------------------------------------------------------
EBITDA Margins Quarterly Basis (Before Restructuring and Other charges)

[GRAPHICS]


     QUARTER 1                                                      QUARTER 2

  1997         1998       1999         2000              1997         1998        1999         2000
 12.0%        11.7%       12.5%        14.2%             14.0%        14.5%       15.4%        16.5%




               QUARTER 3                                                      QUARTER 4

 1997         1998        1999         2000              1997         1998        1999         2000
 14.5%        15.4%       15.9%        17.5%             14.3%        15.0%       16.3%        17.3%


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Operating Income Margins Quarterly Basis (Before restructuring and Other
Charges)

[GRAPHICS]

                  QUARTER 1                                              QUARTER 2

  1997         1998       1999         2000              1997         1998        1999         2000
 5.7%         5.7%        6.2%         8.5%              8.0%         8.3%        9.1%         10.8%

                  QUARTER 3                                              QUARTER 4

  1997         1998       1999         2000              1997         1998        1999         2000
 8.7%         9.4%        10.1%        12.4%             9.2%         9.5%        11.0%        12.7%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Operating Income Margins Yearly Basis (Before Restructuring and Other charges)

[GRAPHICS]


        December 31, 1997                                              8.0%
        December 31, 1998                                              8.3%
        December 31, 1999                                              9.5%
        December 31, 2000                                             11.1%

-------------------------------------------------------------------------------

11. FINANCIAL CONDITION
-------------------------------------------------------------------------------
BALANCE SHEET

                          SUMMARIZED CONSOLIDATED BALANCE SHEETS

                                                  FOR THE YEARS ENDED DECEMBER 31
-----------------------------------------------------------------------------------------

(IN $ MILLIONS EXCEPT FINANCIAL RATIOS)          2000                              1999
                                                ACTUAL            Change (%)      ACTUAL
-----------------------------------------------------------------------------------------
Non-cash working capital  (1)                       41.5          -84%              259.8
Net fixed assets                                 2,683.0          -7%             2,895.3
Total assets                                     6,484.7          -6%             6,873.1
Shareholders' equity                             2,473.9          +7%             2,318.4
Long-term debt                                   2,054.8          -23%            2,660.2
Convertible debentures                             153.9          -14%              179.8
Debt:Equity                                        47:53                            55:45
EBITDA Coverage Ratio                                4.6                              6.2
EBIT Coverage Ratio                                  3.1                              3.9
-----------------------------------------------------------------------------------------

(1)   BEFORE RESTRUCTURING LIABILITIES

-------------------------------------------------------------------------------

------------------------------------------------------------------------------
FREE CASH FLOW



                                                                     SUMMARY CASH FLOWS
                                                              FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------
(IN $ MILLIONS)                                              2000            Change          1999
                                                            ACTUAL            vs. 99        Actual
--------------------------------------------------------------------------------------------------
Net income                                                 $ 295.4          +281%           $ 77.5
Items not involving cash                                     490.3           +14%            430.4
Change in non-cash balances related to operations            132.1                           202.2
                                                           -------                          ------
Cash provided by operations                                  917.8           +29%            710.1

Additions to fixed assets, net of dispositions              (221.3)                         (171.2)
Dividends on preferred shares                                (10.0)                          (10.2)
                                                           -------                          ------
                                                             686.5           +30%            528.7
                                                           -------                          ------

Net proceeds on sale of non-core business and other assets
     - CD Replication and Fullfilment activities              47.9                               -
     - Shares of MDC Communications Corporation               12.9                               -
     - Banknote business                                         -                            23.9
--------------------------------------------------------------------------------------------------
FREE CASH FLOW FROM OPERATIONS BEFORE INVESTMENT, BUSINESS
  ACQUISITIONS AND FINANCING ACTIVITIES                      747.3           +35%            552.6
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       QUEBECOR WORLD INC.



                       By:     (Signed) Carl Gauvreau
                               _________________________________________
                       Name:   CARL GAUVREAU
                       Title:  Vice President and Corporate Controller



Date: FEBRUARY 6, 2001